# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ITG, Inc., CIK 0002110117
CUSIP: 45047B105
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2400 E Commercial Blvd, Ste. 1000, Fort Lauderdale, Florida (FL), 33308
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000949509

## Reporting persons
- OCM Power VI AIV Holdings (Delaware), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 26,005,508; sole dispositive power 0; shared dispositive power 26,005,508; aggregate amount beneficially owned 26,005,508 (20.95% of the class)
  Comment: The reported percentage is calculated based on 48,444,533 shares of Class A common stock ("Class A Common Stock") outstanding as of August 10, 2026, as reported in the Issuer's 10-Q filed with the SEC on August 12, 2026, as increased by 75,712,686 shares of Class A Common Stock issuable upon the exchange of an equal number of common units of ITG Parent, LLC ("LLC Interests") (and cancellation of an equal number of shares of Class B common stock ("Class B Common Stock")) beneficially owned by the Reporting Persons.
- OCM ITG Aggregator, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 31,880,101; sole dispositive power 0; shared dispositive power 31,880,101; aggregate amount beneficially owned 31,880,101 (25.68% of the class)
  Comment: The reported securities represent 31,880,101 shares of Class A Common Stock issuable upon the exchange of an equal number of LLC Interests (and cancellation of an equal number of shares of Class B Common Stock) held by the Reporting Person.
  
  The reported percentage is calculated based on 48,444,533 shares of Class A Common Stock outstanding as of August 10, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 12, 2026, as increased by 75,712,686 shares of Class A Common Stock issuable upon the exchange of an equal number of LLC Interests (and cancellation of an equal number of shares of Class B Common Stock) beneficially owned by the Reporting Persons.
- ITG Management Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 43,832,585; shared voting power 0; sole dispositive power 0; shared dispositive power 43,832,585; aggregate amount beneficially owned 43,832,585 (35.3% of the class)
  Comment: The reported securities represent 43,832,585 shares of Class A Common Stock issuable upon the exchange of an equal number of LLC Interests (and cancellation of an equal number of shares of Class B Common Stock) held by the Reporting Person.
  
  The reported percentage is calculated based on 48,444,533 shares of Class A Common Stock outstanding as of August 10, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 12, 2026, as increased by 75,712,686 shares of Class A Common Stock issuable upon the exchange of an equal number of LLC Interests (and cancellation of an equal number of shares of Class B Common Stock) beneficially owned by the Reporting Persons.
- Oaktree Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 57,885,609; sole dispositive power 0; shared dispositive power 101,718,194; aggregate amount beneficially owned 101,718,194 (81.93% of the class)
  Comment: The reported securities represent (i) 26,005,508 shares of Class A Common Stock and (ii) 75,712,686 shares of Class A Common Stock issuable upon the exchange of an equal number of LLC Interests (and cancellation of an equal number of shares of Class B Common Stock) beneficially owned by the Reporting Persons.
  
  The reported percentage is calculated based on 48,444,533 shares of Class A Common Stock outstanding as of August 10, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 12, 2026, as increased by 75,712,686 shares of Class A Common Stock issuable upon the exchange of an equal number of LLC Interests (and cancellation of an equal number of shares of Class B Common Stock) beneficially owned by the Reporting Persons.
- Oaktree Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 57,885,609; sole dispositive power 0; shared dispositive power 101,718,194; aggregate amount beneficially owned 101,718,194 (81.93% of the class)
  Comment: The reported securities represent (i) 26,005,508 shares of Class A Common Stock and (ii) 75,712,686 shares of Class A Common Stock issuable upon the exchange of an equal number of LLC Interests (and cancellation of an equal number of shares of Class B Common Stock) beneficially owned by the Reporting Persons.
  
  The reported percentage is calculated based on 48,444,533 shares of Class A Common Stock outstanding as of August 10, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 12, 2026, as increased by 75,712,686 shares of Class A Common Stock issuable upon the exchange of an equal number of LLC Interests (and cancellation of an equal number of shares of Class B Common Stock) beneficially owned by the Reporting Persons.

## Item 1. Issuer
Name of issuer: ITG, Inc.
Address of issuer's principal executive offices: 2400 E Commercial Blvd, Ste. 1000, Fort Lauderdale, Florida, 33308

## Item 2. Person Filing
Name of person filing:
This Statement is being jointly filed by the persons below pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, whom together are referred to herein as the "Reporting Persons":

(i) OCM Power VI AIV Holdings (Delaware), L.P. ("Oaktree Blocked Fund");

(ii) OCM ITG Aggregator, LLC ("Oaktree Aggregator");

(iii) ITG Management Holdings, LLC ("Management Holdings");

(iv) Oaktree Capital Management, L.P. ("OCM"); and

(v) Oaktree Capital Management GP, LLC ("OCM GP").
Address of principal business office or, if none, residence: 333 S. Grand Ave., 28th Floor, Los Angeles, CA 90071
Citizenship: See response to row 4 on each cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on each cover page hereto.

The reported securities are directly held as follows: (i) 26,005,508 shares of Class A Common Stock held by Oaktree Blocked Fund; (ii) 31,880,101 LLC Interests and 31,880,101 shares of Class B Common Stock held by Oaktree Aggregator; and (iii) 43,832,585 LLC Interests and 43,832,585 shares of Class B Common Stock held by Management Holdings.

Management Holdings is an affiliate of OCM and its general partner, OCM GP, which share dispositive power over all securities directly held by Management Holdings. None of the Reporting Persons has any economic interests in Management Holdings. All economic interests in and voting power with respect to securities held by Management Holdings are held by employees, former employees and other service providers of the Issuer and its direct and indirect subsidiaries, including Michael G. Brooks, Peter A. Giacalone and Christopher Perkins, each of whom have voting rights with respect to shares of Class B Common Stock held by Management Holdings, but do not have a right to convert the related LLC Interests held on their behalf by Management Holdings and, accordingly, are not 5% beneficial owners of the underlying shares of Class A Common Stock.

Each of Oaktree Blocked Fund and Oaktree Aggregator is managed by OCM, pursuant to an investment management agreement that gives OCM voting and dispositive power over all of the securities held by each of the foregoing. Accordingly, each of OCM and OCM GP may be deemed to share voting and dispositive power with respect to the securities directly held by Oaktree Blocked Fund and Oaktree Aggregator.

The filing of this Statement shall not be deemed an admission of beneficial ownership by the Reporting Persons for purposes of Section 13(d) or 13(g) or for any other purpose.
Percent of class: See response to row 11 on each cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on each cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on each cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The information set forth in Item 4 above is incorporated by reference into this Item 6.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement, dated as of November 13, 2026 by and among the Reporting Persons.

## Signatures
- OCM Power VI AIV Holdings (Delaware), L.P.: /s/ Henry Orren, Henry Orren / Managing Director (11/13/2026)
- OCM ITG Aggregator, LLC: /s/ Henry Orren, Henry Orren / Managing Director (11/13/2026)
- ITG Management Holdings, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (11/13/2026)
- Oaktree Capital Management, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (11/13/2026)
- Oaktree Capital Management GP, LLC: /s/ Henry Orren, Henry Orren / Managing Director (11/13/2026)
Comment: OCM Power VI AIV Holdings (Delaware), L.P., By: Oaktree Fund GP, LLC Its: General Partner, By: Oaktree Fund GP I, L.P. Its: Managing Member; OCM ITG Aggregator, LLC, By: Oaktree Fund GP, LLC Its: Manager, By: Oaktree Fund GP I, L.P. Its: Managing Member; ITG Management Holdings, LLC, By: ITG MH Manager, LLC Its: Manager